                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                              ---------------------


                                  SCHEDULE 13D
                                (AMENDMENT NO. 2)

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934(1)


                                 METRICOM, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   591596 10 1
                                 (CUSIP Number)

                                                      With a copy to:
                                                      ---------------
     William D. Savoy                                  Alvin G. Segel
  Vulcan Northwest, Inc.                            Irell & Manella LLP
  110 110th Avenue, N.E.                          1800 Avenue of the Stars
         Suite 550                                       Suite 900
Bellevue, Washington 98004                     Los Angeles, California 90067
    Tel: (206) 453-1940                             Tel: (310) 277-1010
    Fax: (206) 453-1985                             Fax: (310) 203-7199
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)



                               September 25, 1997
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

         Note. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)
                               (Page 1 of 9 Pages)



----------
(1) THE REMAINDER OF THIS COVER PAGE SHALL BE FILLED OUT FOR A REPORTING PERSON'S INITIAL FILING ON THIS FORM WITH RESPECT TO THE SUBJECT CLASS OF SECURITIES, AND FOR ANY SUBSEQUENT AMENDMENT CONTAINING INFORMATION WHICH WOULD ALTER THE DISCLOSURES PROVIDED IN A PRIOR COVER PAGE.

         THE INFORMATION REQUIRED IN THE REMAINDER OF THIS COVER PAGE SHALL NOT BE DEEMED TO BE "FILED" FOR THE PURPOSE OF SECTION 18 OF THE SECURITIES EXCHANGE ACT OF 1934 ("ACT") OR OTHERWISE SUBJECT TO THE LIABILITIES OF THAT SECTION OF THE ACT BUT SHALL BE SUBJECT TO ALL OTHER PROVISIONS OF THE ACT (HOWEVER, SEE THE NOTES).

CUSIP No. 591596 10 1                  13D                     Page 1 of 9 Pages


--------------------------------------------------------------------------------
      1          NAMES OF REPORTING PERSONS
                 S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                          Vulcan Ventures Incorporated
--------------------------------------------------------------------------------
      2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) [ ]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
      3          SEC USE ONLY

--------------------------------------------------------------------------------
      4          SOURCE OF FUNDS*
                          WC
--------------------------------------------------------------------------------
      5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                 PURSUANT TO ITEM 2(d) or 2(e)
--------------------------------------------------------------------------------
      6          CITIZENSHIP OR PLACE OF ORGANIZATION

                          Vulcan Ventures Incorporated is a Washington
                          corporation
--------------------------------------------------------------------------------
                                     7         SOLE VOTING POWER:
         NUMBER OF
           SHARES                                       4,471,745
        BENEFICIALLY
          OWNED BY
            EACH
         REPORTING
        PERSON WITH
                             ---------------------------------------------------
                                     8         SHARED VOTING POWER:

                                                        n/a
                             ---------------------------------------------------
                                     9         SOLE DISPOSITIVE POWER:

                                                        4,471,745
                             ---------------------------------------------------
                                    10         SHARED DISPOSITIVE POWER:

                                                        n/a
--------------------------------------------------------------------------------
      11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

                          4,471,745
--------------------------------------------------------------------------------
      12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
                 SHARES*


--------------------------------------------------------------------------------
      13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

                          32.7%
--------------------------------------------------------------------------------
      14         TYPE OF REPORTING PERSON*:

                          Vulcan Ventures Incorporated -- CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 591596 10 1                    13D                   Page 2 of 9 Pages


--------------------------------------------------------------------------------
      1          NAMES OF REPORTING PERSONS
                 S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                          Paul G. Allen
--------------------------------------------------------------------------------
      2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a) [ ]
                                                                       (b) [ ]

--------------------------------------------------------------------------------
      3          SEC USE ONLY


--------------------------------------------------------------------------------
      4          SOURCE OF FUNDS*

                          AF
--------------------------------------------------------------------------------
      5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                 PURSUANT TO ITEM 2(d) or 2(e)
--------------------------------------------------------------------------------
      6          CITIZENSHIP OR PLACE OF ORGANIZATION

                          Paul G. Allen is a U.S.Citizen
--------------------------------------------------------------------------------
 NUMBER OF         7         SOLE VOTING POWER:
   SHARES
BENEFICIALLY                    4,496,745 (25,000 of which are held directly by
  OWNED BY                      Paul G. Allen and the remaining 4,471,745 are
    EACH                        held by Vulcan Ventures)
 REPORTING
PERSON WITH
               -----------------------------------------------------------------
                   8         SHARED VOTING POWER:
                                      n/a
               -----------------------------------------------------------------
                   9         SOLE DISPOSITIVE POWER:

                                4,496,745 (25,000 of which are held directly by Paul G. Allen and the remaining 4,471,745 are held by Vulcan Ventures)
               -----------------------------------------------------------------
                  10         SHARED DISPOSITIVE POWER:
                                      n/a
--------------------------------------------------------------------------------
                 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

      11                  4,496,745
--------------------------------------------------------------------------------
      12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
                 SHARES*

--------------------------------------------------------------------------------
      13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

                          32.9%
--------------------------------------------------------------------------------
      14         TYPE OF REPORTING PERSON*:

                          Paul G. Allen -- IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 591596 10 1                    13D                   Page 3 of 9 Pages


         This Amendment No. 2 to Schedule 13D relates to shares of common stock of Metricom, Inc. (the "Issuer"). This Amendment No. 2 supplements and amends the initial statement on Schedule 13D dated November 10, 1993 (the "Initial Statement"), as amended by Amendment No. 1 thereto dated March 8, 1995, filed by Vulcan Ventures Incorporated ("Vulcan Ventures") and Mr. Paul G. Allen (together with Vulcan Ventures, the "Reporting Persons"). This Amendment No. 2 is being filed to report the prospective acquisition by the Reporting Persons of certain of the shares of the Issuer. Capitalized terms used herein and not otherwise defined herein shall have the meaning given to them in the Initial Statement.

Item 3.  Source and Amount of Funds or Other Consideration

         The Initial Statement is hereby amended by adding the following:

         The sole source of the funds for the purchase of the 2,583,500 shares (the "Shares") of common stock of the Issuer pursuant to the Stock Purchase Agreement dated September 25, 1997 by and between Vulcan Ventures and Lindner Investments is working capital of the reporting person. The amount of funds used in making the purchase is $15,501,000.

Item 4.  Purpose of Transaction

         The Initial Statement is hereby amended and restated in its entirety as follows:

         Vulcan Ventures acquired and is acquiring beneficial ownership of its shares of the Issuer for investment purposes. Its ownership of approximately 33% of the voting stock of the issuer may provide Vulcan Ventures with an opportunity to change or influence control of the Issuer. Vulcan Ventures has considered and intends to continue to consider various strategies (including possibly seeking new management to operate the Issuer) to increase the value of its shares of the Issuer and may from time to time consider implementing one or more of such strategies. Vulcan Ventures has had discussions with existing management of the Issuer with respect to the desirability of bringing in new management. Vulcan Venture's obligation to consummate the purchase of the Shares is subject to, at Vulcan Venture's option, approval of the Issuer's Board of Directors. Vulcan Ventures retains the right to change its investment intent, to propose one or more possible transactions to the Board of Directors of the Issuer, to acquire additional shares of the Issuer from time to time or to sell or otherwise dispose of all or part of the shares of common stock beneficially owned by Vulcan Ventures in any manner permitted by law. In the event of a material change in the present plans or intentions of Vulcan Ventures, Vulcan Ventures will amend this Schedule 13D to reflect such changes.

         Vulcan Ventures has the nonassignable right to designate one director of the Issuer's Board of Directors as long as Vulcan Ventures (together with its affiliates) holds not fewer than 933,334 shares (as presently constituted, subject to adjustment for stock splits, stock dividends and similar events) (the Minimum Amount") of common stock of the Issuer, Inc. The director designated by Vulcan Ventures is subject to the approval of the Issuer's Board of Directors, but such approval shall not be unreasonably withheld.

         Except as set forth herein, Vulcan Ventures does not have any plans or proposals that relate to or would result in any of the matters specified in
Item 4.

Item 5.  Interest in Securities of the Issuer

         The Initial Statement is hereby amended and restated in its entirety as follows:

                  (a) Aggregate Number of Shares of Common Stock of the Issuer
                      Beneficially Owned:              4,471,745.

                           Percentage of Common Stock of the Issuer Owned (based on 13,675,756 shares outstanding of common stock as
                           of August 12, 1997):           32.7%

CUSIP No. 591596 10 1                     13D                  Page 4 of 9 Pages

                  (b) Sole Voting Power                  4,471,745
                      Sole of Dispositive Power:         4,471,745
                      Shared Voting Power                  -0-
                      Shared Dispositive Power:            -0-

                  (c) No transactions in the class of securities reported on were effected the past sixty days except as described above.

                  (d) Not applicable

                  (e) Not applicable

         To the best knowledge of Vulcan Ventures, its directors, executive officers and controlling persons beneficially own the following shares of the
Issuer:

         Paul G. Allen, Director, President and sole shareholder of Vulcan Ventures - 4,496,745 shares (which includes the 4,471,745 shares owned and to be acquired by Vulcan Ventures).

         William D. Savoy, Director and Vice President of Vulcan Ventures, and Bert E. Kolde, Director and Vice President of Vulcan Ventures, do not own any shares of the Issuer.

ITEM. 7.  MATERIAL TO BE FILED AS EXHIBITS

         Durable Special Power of Attorney, dated September 25, 1997, granted by Paul G. Allen to William D. Savoy.


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                      VULCAN VENTURES INCORPORATED


September 25, 1997
                                      By:  /s/ William D. Savoy
                                         --------------------------------------
                                            William Savoy, Vice President

CUSIP No. 591596 10 1             13D                          Page 5 of 9 Pages



Item 3.  Source and Amount of Funds or Other Consideration

         The Initial Statement is hereby amended by adding the following:

         The sole source of the funds for the purchase of the Shares pursuant to the Stock Purchase Agreement dated September 25, 1997 by and between Vulcan Ventures and Lindner Investments is working capital of the reporting person. The amount of funds used in making the purchase is $15,501,000.

Item 4.  Purpose of Transaction

         The Initial Statement is hereby amended and restated in its entirety as follows:

         Paul G. Allen (both directly and through Vulcan Ventures) acquired and is acquiring beneficial ownership of his shares of the Issuer for investment purposes. His ownership of approximately 33% of the voting stock of the issuer may provide Paul G. Allen with an opportunity to change or influence control of the Issuer. Paul G. Allen has considered and intends to continue to consider various strategies (including possibly seeking new management to operate the Issuer) to increase the value of his shares of the Issuer and may from time to time consider implementing one or more of such strategies. Vulcan Ventures has had discussions with existing management of the Issuer with respect to the desirability of bringing in new management. Vulcan Venture's obligation to consummate the purchase of the Shares is subject to, at Vulcan Venture's option, approval of the Issuer's Board of Directors. Paul G. Allen retains the right to change his investment intent, to propose one or more possible transactions to the Board of Directors of the Issuer, to acquire additional shares of the Issuer from time to time or to sell or otherwise dispose of all or part of the shares of common stock beneficially owned by Paul G. Allen in any manner permitted by law. In the event of a material change in the present plans or intentions of Paul G. Allen, he will amend this Schedule 13D to reflect such changes.

Item 5.  Interest in Securities of the Issuer

         The Initial Statement is hereby amended and restated in its entirety as follows:

         A. Aggregate Number of Shares of Common Stock of the Issuer Beneficially Owned: 4,496,745. This amount includes: (i) 4,471,745 shares directly owned by Vulcan Ventures and (ii) 25,000 shares directly owned by Paul G. Allen.

                  Percentage of Common Stock of the Issuer Owned (based on 13,675,756 shares outstanding of common stock as
                  of August 12, 1997):        32.9%

         (b)      Sole voting Power                  4,496,745
                  Sole Dispositive Power:            4,496,745
                  Shared Voting Power                 -0-
                  Shared Dispositive Power:           -0-

         (c) No transactions in the class of securities reported on were effected during the past sixty days except as described above.

         (d)      Not applicable

         (e)      Not applicable

CUSIP No. 591596 10 1             13D                          Page 6 of 9 Pages


ITEM. 7.  MATERIAL TO BE FILED AS EXHIBITS

         Durable Special Power of Attorney, dated September 25, 1997, granted by Paul G. Allen to William D. Savoy.




                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


September 25, 1997                               /s/ Paul G. Allen
                                        ----------------------------------------



                                        By:      /s/ William D. Savoy
                                           -------------------------------------
                                             William Savoy, Attorney in Fact
                                                    for Paul G. Allen

CUSIP No. 591596 10 1             13D                          Page 7 of 9 Pages


                                    EXHIBITS


         1. Durable Special Power of Attorney, dated September 25, 1997, granted by Paul G. Allen to William D. Savoy.

CUSIP No. 591596 10 1             13D                          Page 8 of 9 Pages


                                                                       Exhibit 1


                        DURABLE SPECIAL POWER OF ATTORNEY


         I, PAUL G. ALLEN, as principal, do hereby appoint WILLIAM D. SAVOY as my attorney-in-fact with full power and authority to do and perform all acts in my name, place and stead as fully as I might do and perform as principal in connection with my shareholdings of METRICOM, INC., a Delaware corporation, including, without limitation, the full power and authority to (i) vote, pledge or sell such shares, (ii) negotiate and enter into or modify any shareholder agreement or other agreement, and (ii) execute any and all documents and other instruments reasonably necessary to effect the foregoing.

         This power of attorney shall not be affected by my disability, incapacity at law or uncertainty as to whether I am dead or alive. All acts done by my attorney-in-fact during any period of my disability or incapacity at law or uncertainty as to whether I am dead or alive shall have the same effect and inure to my benefit and bind me or my guardian, heirs, beneficiaries, devisees, legatees, personal representatives and successors as if I were alive, competent and not disabled.

         My attorney-in-fact shall have no power to act hereunder after December 31, 1997, but any act performed prior to that date shall be valid and continue to be effective regardless of this termination date.

         DATED at Bellevue, Washington, this 25 day of September, 1997.



                                  /s/ Paul G. Allen
                                  Paul G. Allen